Everest Properties
155 N. Lake Ave., #1000
Pasadena, CA 91101
Tel: (626) 585-5920
FAx: (626) 585-5929


                                October 13, 2004
                                                   Via Facsimile: (202) 942-9638
                                                         and submitted via EDGAR

Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

         Re: Boston Financial Qualified Housing Tax Credits L.P. II Schedule TO-T filed October 13, 2004, by
                  Everest Housing Investors 2, L.P. and
                  Everest Properties, Inc. ("Everest")

Ladies and Gentlemen:

     We have filed the tender offer identified above and wish to advise you, confidentially, of an issue for consideration in your review of the filing.

     We have received from the issuer, Boston Financial Qualified Housing Tax Credits L.P. II, certain information that is not public, but that we believe is not material. Because we believe it is immaterial, we have not made any disclosures regarding our receipt of or the content of such information.

     The only non-public information we received is property-level financial statements for 2002 or earlier for the properties owned by the local limited partnerships (each a "Local LP") in which the issuer has invested. We requested the information from the issuer last year. We subsequently requested the partnership agreements for the Local LPs and the mortgages and regulatory agreements that apply to the low-income properties (18 of the 21 properties are low-income properties). The issuer has refused to provide us with the partnership agreements for the Local LPs, the mortgages or the regulatory agreements. Without such additional information, any property-level financials are meaningless, and the financials that we have are now outdated as well. We are unable to estimate the value to the issuer of its investment in any Local LP without the partnership agreement, which will determine how the cash, income, loss, sale proceeds, refinance proceeds, and any other economic results of ownership of the property are divided among the issuer and the other partner(s) in the Local LP. Also, mortgages and regulatory agreements for low-income housing typically have restrictions on the manner in which cash may be used or distributed, so such agreements are integral to making any estimate of the value of a Local LP to the issuer.

     As an indication of its immateriality, we did not review or use the property-level financial information in preparing the tender offer or determining the offer price because, besides being outdated, it would provide us with no useful information without the other necessary "pieces of the puzzle." We believe such financial information would be equally meaningless to any other investor, and therefore is not material and not required to be disclosed.

     We are in litigation with the issuer concerning their refusal to provide the information, for the same reason: such other information is integral to making any analysis or estimation of the value of the issuer's investment in the Local LPs.

     Please advise us in your comments if you believe disclosure is required, notwithstanding the facts described above, or if you need additional information regarding this issue.

     Please contact the undersigned regarding the offer and to advise us of any comments the Staff may have.

                                         Very truly yours,


                                         /S/ Christopher K. Davis
                                         ------------------------
                                         Christopher K. Davis
                                         Vice President and General Counsel
CKD:ckd